

October 3, 2013

Via E-Mail
Frederick M. Pevow
President and Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

>   **Re: Gateway Energy Corporation**
>   **Schedule 13E-3 filed September 11, 2013**
>   **File No. 5-36479**
>   **Schedule 14C filed September 11, 2013**
>   **File No. 0-06404**

Dear Mr. Pevow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please revise the Schedule 13E-3 to include Gateway Acquisition LLC, Gateway Energy Holdings LLC, Mr. Steven Scheler and Mr. John O'Shea, Jr., as filing persons since they appear to be engaged in the going private transaction. Please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2. We note the disclosure under Items 2, 3, 8(d), and 11(b) of the Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the

items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information disclosed in the Schedule 13E-3 appears in the information statement and is incorporated by reference in the Schedule 13E-3.

Schedule 14C

3. We note that shareholder consents for 56.25% of the outstanding shares have already been obtained. Please provide support for this percentage and identify each of the shareholders who granted consents. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents. If you are relying on the exemption in Rule 14a-2(b)(2), please note that Rule 14a-2(b)(2) requires that the solicitation be made "otherwise than on behalf of the registrant."

4. Please revise to include the information required by Items 1002(f) and 1008 of Regulation M-A with respect to each filing person.

Table of Contents

5. Please revise the table of contents to include the Annexes. We note that you have attached only the merger agreement (Annex A) and Section 262 of the DGCL (Annex B). In your next amendment, please also append Annexes C-F to the information statement, rather than filing them as exhibits to the Schedule 14C.

6. Regarding Annex C, please file all of the exhibits to the Subscription, Exchange and Voting Agreement.

Forward-Looking Statements, page 3

7. Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii). In this regard, please move this section so that it appears after the "Special Factors" section.

8. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please amend the information statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communication relating to this going private transaction.

<u>Summary of Terms of Merger Transaction, page 4</u>

<u>Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 4</u>

9. In the summary, please revise to identify by name each of the filing persons, and disclose that these persons or entities are filing persons on the Schedule 13E-3.

<u>Interests of Certain Persons in the Merger, page 5</u>

10. Please revise the summary to describe the interests of directors and executive officers, including their continuing equity ownership in the surviving company or Parent, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

<u>Principal Stockholders, page 6</u>

11. In an appropriate section, please revise to summarize the material terms of the Subscription, Exchange, and Voting Agreement. Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(e) of Regulation M-A.

<u>Special Factors, page 12</u>

<u>Background, page 12</u>

12. Please revise to describe each contact, meeting or negotiation that took place, including those with members of the board, and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting. Please describe any contacts with or among the filing persons and when the consents were obtained.

13. We note that in the third paragraph you disclose several alternatives; please revise to clarify whether these were alternatives considered by the board. In addition, please revise to describe each alternative, including continuing as a public company, considered by each filing person and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

14. We note the references to "projected cash flows from operations as of June 30, 2013" in the second paragraph on page 12, "projected negative pro forma financial impact of a proposed asset sale transaction" in the first paragraph on page 13, and that Greycap was provided with updated projections on May 1, 2013 and that Messrs. Crosswell and Pevow discussed financial projections on May 8, 2013. Please revise to disclose these projections and any material assumptions or limitations.

15. We note that the asset sale for the Commerce, Delmar, and Tyson pipeline assets "would be part of a prospective agreement with Meridian Bank." Please revise to describe the date of the sale, the terms of the asset sale for these pipeline assets and whether they were sold for the offer price of $2,350,000.

16. We note that on January 11, 2013, an unaffiliated third party indicated that it might form an MLP and revisit a transaction with Gateway. Please revise to describe any further contacts with the unaffiliated third party.

17. We note that on June 8, 2013, Mr. Pevow discussed a going private transaction with an institutional investor; please revise to clarify whether Greycap is the institutional investor.

18. Please describe whether the Strategic Alternatives Special Committee had any further contacts with Greycap after Mr. Crosswell declined making an equity investment on June 12, 2013. Please revise to address whether the Strategic Alternatives Special Committee considered separately approving Greycap's original March 21 offer to redeem all common stockholders owning less than 100,000 shares at a price of $0.04 per share.

19. We note that on June 17, 2013, the issuer considered bankruptcy alternatives. Please revise to describe the reasons for rejecting the bankruptcy alternatives at that time.

20. We note that on July 15, 2013, Mr. Huff indicated that Meridian's Bank's position was that, in the absence of a going private transaction, it would explore all of its options, including foreclose on substantially all of the issuer's assets. Please revise to describe Meridian's reasons for proposing that the issuer conduct a going private transaction, as opposed to another alternative. On page 17, the disclosure in the sixth bullet states that Meridian merely indicated that refinancing was dependent on a transaction that would decrease general and administrative costs.

21. Refer to the meeting on July 16, 2013. Please revise to describe Mr. Pevow's reasons for his belief that an orderly liquidation could not be completed. Please also describe the Special Committee's and the board's reasons for rejecting the alternative of a liquidation.

22. We note that on July 16, 2013, Mr. Pevow prepared financial models which appear to be materially related to the going private transaction. Please revise to summarize the financial analysis and file it as an exhibit to the Schedule 13E-3. Refer to Items 1015(b) and 1016(c) of Regulation M-A.

23. Please revise to identify who the Participating Stockholders are.

Reason for the Merger, page 16

24. Please revise to describe each filing person's reasons for undertaking the transaction at this particular time in Gateway's operating history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A. In addition, we note that the disclosure refers to the purposes of, rather than the reasons for, the going private transaction.

Fairness of the Merger…, page 16

25. Please revise here to specifically state whether the board believes that the Merger is both substantively and procedurally fair to unaffiliated shareholders.

26. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed current and historical market prices, net book value, going concern value, liquidation value, or previous purchase prices or offers. We note the recent sale of $0.04 per share to Greycap on February 13, 2013, the proposed offer of $0.04 from Greycap, the proposed sale price of $0.03 per share to Greycap, and the recent financial models resulting in a value of $0.02 to $0.03 per share. Please also address the absence of a fairness opinion.

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 18

27. Please revise how the filing persons considered current and historical market prices, net book value, going concern value, liquidation value, or previous purchase prices or offers in assessing the fairness of the transaction.

28. Please revise to describe any negative factors considered by the filing persons.

Certain Effects of the Merger, page 18

29. Please revise to describe the effects of the Rule 13e-3 transaction on the filing persons, affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

30. Please describe each affiliate's interest in net book value. Refer to Instruction 3

to Item 1013 of Regulation M-A.

31. Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

32. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Interests of Certain Persons in the Merger, page 20

33. Please revise to quantify the benefits for each affiliate, including any cash payments, increased ownership percentages, accelerated vesting of securities, and any net operating loss carry forwards.

Board and Management, page 21

34. Please revise to include the information required by Item 3(c) of Schedule 14C and corresponding Item 402(t) of Regulation S-K.

Costs and Financing of the Merger Transactions, page 36

35. Please revise to disclose the source of funds. Refer to Item 10 of Schedule 13E-3 and corresponding Item 1007(a) of Regulation M-A.

Security Ownership of Certain Beneficial Owners, page 32

36. Please revise to disclose the ownership information for Parent and the surviving company after the Merger. Please describe any relationship between Mr. Brady Crosswell and Mr. Henry Crosswell.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Corey Brown, Esq.
       Porter Hedges LLP